Exhibit (a)(1)(M)

FOR IMMEDIATE RELEASE

Shepard Blasts Donegal Group’s Directors for Obstructing Tender Offer –

Urges Class B Shareholders to Tender at $30 Per Share

Bloomington, Illinois, May 8, 2013 (NASDAQ: “DGICB”) – Mr. Gregory Mark Shepard today blasted the Board of Directors of Donegal Group Inc. (“Donegal”) for a constant campaign of obstruction to deprive the Class B shareholders of $30 per share.

Mr Shepard said, “It is Donegal who is raising issues with the regulators and doing everything in its power to block the tender offer. Donegal’s Board of Directors has proven once again that they do not have the best interests of shareholders at heart.”

If any shareholder has questions or needs assistance to tender Class B shares, please call Mr. Shepard at 309-827-2168.

Mr. Shepard notes that the so called “Special Committee” of the Board has not hired an independent financial adviser or investment bank to assist in its evaluation of Mr. Shepard’s Offer. Mr. Shepard stated, “Special Committees who evaluate tender offers typically hire investment bankers to evaluate the fariness of the offer from a financial point of view. The Special Committee has not raised any objections or provided any commentary on my $30 per share Offer. Instead, the Special Committee relies on the advice of lawyers who have previously served as counsel to Donegal or its affiliates.”

Mr. Shepard continued, “The Class B shareholders are truly being shortchanged by an entrenched management, and an entrenched Board, who want to protect their fiefdom as opposed to providing value to the shareholders. Why would the Board or Special Committee stand in the way of the Class B shareholders receiving $30 per share? Shareholders should demand an answer, in my opinion.”

According to Mr. Shepard, “I removed the condition of my 3 nominees serving on the Boards of Donegal and Donegal Mutual and I waived the condition against future grants of Class A options, and yet Don Nikolaus and the Donegal Board do not even mention this in their 14D-9 response. Once again, Don Nikolaus and the Donegal Board will stop at nothing to entrench themselves and protect their fiefdom at the expense of shareholders.”

Mr. Shepard further stated, “Once again I am very disappointed in Don Nikolaus and the Donegal Board. They call my offer “illusory” when it is they who are strenuously trying to frustrate my Offer at every turn and regulatory venue. The shareholders want to know how it is that after I offered $30 per Class B share (not subject to any financing contingency) and a 42% premium, that Don Nikolaus and the Donegal Board continue to advise the Class B shareholders not to tender without saying one word about the adequacy of my Offer consideration? Why doesn’t the Special Committee hire a financial advisor to properly advise it?”

Mr. Shepard is still demanding to know the identity of the Donegal Mutual director who, on February 28, 2013, purchased 800 Class B shares at $20 per share and 388 Class B shares at $20.17 per share, as identified in Item 6 of Donegal’s 14D-9.

On March 20, 2013, Gregory M. Shepard announced a tender offer for 962,636 of the outstanding shares of Class B Common Stock of Donegal at a price of $30 per Class B share (the “Offer”). The Offer represents approximately a 42% premium to the closing price of Donegal Class B shares on NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of at least 925,000 Class B shares, insurance and bank regulatory approvals, expiration or early termination of the Hart-Scott-Rodino waiting period, and no litigation involving the Offer.

The Offer has been extended and will now expire on May 20, 2013 at 11:59 p.m., New York City time, unless extended. Tenders of shares of Donegal’s Class B Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

Mr. Shepard is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of Donegal, which he acquired at a total cost of $58.6 million. Mr. Shepard has been a Class A and a Class B shareholder of Donegal since 2005, and he is now by far Donegal’s largest shareholder with the exception of Donegal Mutual.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Donegal. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal, which contain important information that should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are filed with the SEC and are available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense. The Information Agent for the Offer is: D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and Brokerage Firms please call collect: (212) 269-5550. All others call toll-free: (800) 967-5079. Email: information@dfking.com

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR ANY SPECIAL MEETING OF DONEGAL’S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.